                                                                       EXHIBIT 1


                             [RANDGOLD LETTERHEAD]


-----------------------------------------------------------
               N E W S         R E L E A S E
-----------------------------------------------------------

FOR IMMEDIATE RELEASE              FOR FURTHER INFORMATION PLEASE CALL:
---------------------                 Roger Kebble, Chairman  +27 (11) 309-6036
                                                 or  (cell) +27 (0) 83-444-3030
                                     David Ashworth, Director  +44 1954 251 505


           RANDGOLD RE-ESTABLISHES ITSELF AS ACTIVE MINING BUSINESS,
                    REPORTS STRONG SURGE IN INTERIM EARNINGS


JOHANNESBURG, 12 AUGUST 2003 - Randgold & Exploration (JSE: RNG) (NASDAQ:
RANGY), which last month announced that it was restructuring itself as an active, empowerment-based exploration, development and mining business, today reported a 165% increase in fully diluted headline earnings for the six months to June and said it was pursuing new growth opportunities.

Consolidated earnings per share for the period, which included an R81.8 million profit on the sale of some of the group's shares in the London and Nasdaq listed Randgold Resources (LSE: RRS) (NASDAQ: GOLD), were up 430% at 452 cents on a net income of R200.6 million (six months ending June 2002: R45 million). Fully diluted headline earnings per share rose from 101 cents to 267 cents. The improvement in headline earnings is mainly attributable to a strong performance by Randgold Resources' Morila mine and a higher gold price.

The sale of 1 million Randgold Resources shares, which reduced RG&E's holding in that company to 42.9%, realised R126 million, some of which was used to repay loans with the rest earmarked for the funding of RG&E's South African business plans. The group's balance sheet strengthened significantly over the period, with cash of R97 million and liabilities of R22 million at end-June.

Chairman Roger Kebble said today the group's plans included the development, in partnership with Phikoloso Mining, of new opportunities created by the current transformation of the South African mining industry. RG&E has issued 8.8 million new ordinary shares (16.4% of its enlarged share capital) to Phikoloso in return for a range of assets including shares in Anglo Platinum, Harmony and Afrikander Lease.

"In addition to the new prospects which will be brought to us by Phikoloso, RG&E's existing and ongoing joint venture and exploration activities will also continue to produce organically generated growth opportunities," Kebble said.



more
two



During the review period, RG&E's joint venture with Rio Tinto, which is exploring an area of 730 000 hectares in the Northern Province, progressed well, with some interesting new targets being identified. The platinum group metals joint venture with Pan Palladium in the northern limb of the Bushveld has started drilling, and drilling is also scheduled to commence at the joint venture with Eurasia Mining over the Doornbosch property in the eastern limb of the Bushveld as soon as a prospecting permit has been issued.



----------------------------------------------------------
                      Issued on behalf of Randgold & Exploration Company Limited
                                    Contact: Randgold Investor & Media relations
[DU PLESSIS                                                     Kathy du Plessis
ASSOCIATES LOGO]                         +27 (11) 728-4701 / +27 (0) 83 266-5847
                                                              randgold@dpapr.com
                                                              www.randgold.co.za
----------------------------------------------------------



                                   DISCLAIMER:

         Statements made in this release with respect to Randgold & Exploration's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold & Exploration. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold & Exploration cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. Randgold & Exploration assumes no obligation to update information in this release.